UNITES STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F
__________________________________

Application pursuant to Section 8(f) of the Investment Company Act of 1940
("1940 Act") and Rule 8f-1 thereunder for Order Declaring that Company has Ceased to be an Investment Company under the Act
__________________________________

Dated: February 26, 2016

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

              [   ]       Merger

              [X]       Liquidation

              [   ]       Abandonment of Registration
                        (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

              [   ]       Election of status as a Business Development Company
                        (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of Fund:

Curian Series Trust

3.	Securities and Exchange Commission File No.:

Curian Series Trust File No.: 811-22495

Curian/PIMCO Total Return Fund
Fund Series ID No.: S000031113
Class ID: C000096514

Curian/PIMCO Income Fund
Fund Series ID No.: S000031114
Class ID: C000096515

Curian/WMC International Equity Fund
Fund Series ID No.: S000031115
Class ID: C000096516

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

              [X]       Initial Application
              [   ]       Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

7601 Technology Way
Denver, Colorado 80237

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Susan S. Rhee, Esq.
Senior Vice President & General Counsel
Jackson National Asset Management, LLC
1 Corporate Way
Lansing, Michigan 48951
(517) 367-4336

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .3 1a-2]:

Susan S. Rhee, Esq.
Jackson National Asset Management, LLC
1 Corporate Way
Lansing, Michigan  48951
(517) 367-4336

Mark Nerud
Jackson National Asset Management, LLC
225 West Wacker Drive, Suite 1200
Chicago, Illinois  60606
(312) 338-5801

NOTE: Once de registered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2for the periods specified in those rules.

8.	Classification of Fund (check only one):

              [X]       Management company

              [   ]       Unit Investment trust or

              [   ]       Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

              [X]       Open-end

              [   ]       Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Adviser:
Curian Capital, LLC
7601 Technology Way
Denver, Colorado 80237

Sub-Advisers:
Pacific Investment Management Company LLC
 650 Newport Center Drive
Newport Beach, California 92660

Wellington Management Company LLP
280 Congress Street
Boston, Massachusetts 02210

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Curian Clearing LLC
7601 Technology Way
Denver, Colorado  80237

13.	If the fund is a unit investment trust ("UIT") provide:

a.	Depositor's name(s) and address(es): Not Applicable.

b.	Trustee's name(s) and address(es): Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the Fund (e.g., an insurance company separate account)?

              [   ]       Yes

              [X]       No

If Yes, for each UIT state: Not Applicable.

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a
      Merger, Liquidation or Abandonment of Registration?

              [X]       Yes

              [   ]       No

If Yes, state the date on which the board vote took place:

November 18, 2015:	Board approval of the liquidation and termination of the Curian/PIMCO Income Fund

January 6, 2016:	Board approval of the liquidations and terminations of the Curian/PIMCO Income Fund and the Curian/WMC International Equity Fund

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [   ]       Yes

              [X]       No

If Yes, state the date on which the shareholder vote took place:

If No, explain:
Shareholder approval is not required for the Funds of Curian Series Trust to engage in liquidation. The Declaration of Trust provision allows that the Trust or any Series or Class thereof may be terminated ("liquidated") by written notice to shareholders stating that a majority of the Trustees has determined that the continuation of the Trust or a Series or a Class thereof is not in the best interest of such Series or a Class, the Trust or their respective shareholders.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

              [X]       Yes

              [   ]       No

(a)	If Yes, list the date(s) on which the fund made those distributions:

Curian/PIMCO Total Return Fund: 1/21/2016
Curian/PIMCO Income Fund: 12/10/2015
Curian/WMC International Equity Fund: 2/2/2016

(b)	Were the distributions made on the basis of net assets?

              [X]       Yes

              [   ]       No

(c)	Were the distributions made pro rata based on share ownership?

              [X]       Yes

              [   ]       No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
Not Applicable.

(e)	Liquidations only:
Were any distributions made in kind?

              [   ]       Yes

              [X]       No

                                If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not Applicable
Has the fund issued senior securities?

              [   ]       Yes

              [   ]       No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

              [X]       Yes

              [   ]       No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?
Not Applicable

(b)	Describe the relationship of each remaining shareholder to the fund:
 Not Applicable

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

              [   ]       Yes

              [X]       No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of those shareholders:
Not Applicable

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

              [   ]       Yes

              [X]       No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
     Not Applicable.

(b)	Why has the fund retained remaining assets?
     Not Applicable.

(c)	Will the remaining assets be invested in securities?
     Not Applicable.

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

              [   ]       Yes

              [X]       No

If Yes,

(a)	Describe the type and amount of each debt or other liability:
               Not Applicable.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?
               Not Applicable.

IV.	Information About Event(s) Leading to Request For Deregistration

        (a)  List the expenses incurred in connection with the Merger or Liquidation:
                  (i)         Legal expenses:                                 $123,613
                 (ii)         Legal expenses:                                 $2,500
                (iii)         Other expenses (list and identify separately):
                              Trustee Fees                                 $25,000
                              Insurance                                $13,000
                              Blue Sky Deregistration                         $6,860
                              Shareholder Mailings                             $1,342
                (iv)         Total Expenses (sum of lines (i) - (iii) above):                     $172,315

(b)	How were those expenses allocated?
All expenses were paid by the investment adviser.

(c)	Who paid those expenses?
See the response to 22 (b).

(d)	How did the fund pay for unamortized expenses (if any)?
See the response to 22 (b).

22.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

              [   ]       Yes

              [X]       No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
Not Applicable.

V.	Conclusion of Fund Business

23.	Is a fund a party to any litigation or administrative proceeding?

              [   ]       Yes

              [X]       No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
Not Applicable.

24.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

              [   ]       Yes

              [X]       No

VI.	Mergers Only

25.	(a) State the name of the fund surviving the Merger:

  (b) State the Investment Company Act file number of the fund surviving the Merger:

  (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

  (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Curian Series Trust (ii) she is Vice President, Chief Legal Officer, and Secretary of Curian Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                                               /s/Susan S. Rhee
            Susan S. Rhee
                                  Vice President, Chief Legal Officer, and Secretary